Mail Stop 4561

January 29, 2009

<u>VIA U.S. MAIL AND FAX (403) 256-3144</u>

Ms. Lisa McIntosh
President
Real Estate Referral Center Inc.
279 Midpark Way SE, Suite 102
Calgary, Alberta
Canada T2X 1M2

        Re: **Real Estate Referral Center Inc.**
                Form 10-K for the year ended February 29, 2008
                Filed May 29, 2008
                File No. 000-52720

Dear Ms. McIntosh:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief